Exhibit 3.1(a)

                            ARTICLES OF INCORPORATION
                                       OF
                           WELLSTONE COMMUNITIES INC.



        The name of the Corporation is Wellstone Communities Inc.

        The Corporation shall have authority to issue 180,000,000 shares of capital stock, which shall be divided into classes and shall have the following designations, preferences, limitations and relative rights:

Common Stock. One class shall consist of 100,000,000 shares of common stock of $.001 par value, designated "Common Stock." The holders of Common Stock shall be entitled to elect all of the members of the Board of Directors of the Corporation, and such holders shall be entitled to vote as a class on all matters required or permitted to be submitted to the shareholders of the Corporation.

Preferred Stock. One class shall consist of 80,000,000 shares of preferred stock of $.001 par value, designated "Preferred Stock." The Board of Directors of the Corporation shall be empowered to divide any and all shares of the Preferred Stock into series and to fix and determine the relative rights and preferences of the shares of any series so established. Before any shares of Preferred Stock of any particular series shall be issued, the Board of Directors shall fix and determine, and is hereby expressly empowered to fix and determine, in the manner provided by law, the following provisions of the shares of such series: (i) the distinctive designation of such series and the number of shares which shall constitute such series, which number may be increased (except where otherwise provided by the Board of Directors in creating such series) or decreased (but not below the number of shares thereof then outstanding) from time to time by like action of the Board of Directors; (ii) the annual rate of dividends payable on shares of such series, whether dividends shall be cumulative and conditions upon which and the date when such dividends shall be accumulated on all shares of such series issued prior to the record date for the first dividend of such series; (iii) the time or times when the price or prices at which shares of such series shall be redeemable at the option of the holder or of the Corporation and the sinking fund provisions, if any, for the purchase or redemption of such shares; (iv) the amount payable on shares of such series in the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether all or a portion is paid before any amount is paid on the Common Stock;
(v) the rights, if any, of the holders of shares of such series to convert such shares into, or exchange such shares for, shares of Common Stock or shares of any other series of Preferred Stock and the terms and conditions of such conversion or exchange; and (iv) whether the shares of such series have voting rights and the extent of such voting rights, if any.

        The Board of Directors shall have the power to reclassify any unissued shares of any series of Preferred Stock from time to time by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of redemption, including but not limited to, but subject to the limitations described in, the above provisions.

        The street address of the registered office of the Corporation is 6030 Bethelview Road, Suite 101, Cumming, Georgia 30040-8021 located in Forsyth County. The registered agent of the Corporation at such office is John T. Ottinger.

        The name of the Corporation's sole incorporator is John T. Ottinger and his address is 6030 Bethelview Road, Suite 101, Cumming, Georgia 30040-8021.

        The mailing address of the principal office of the Corporation is 6030 Bethelview Road, Suite 101, Cumming, Georgia 30040-8021.

     In discharging the duties of their respective positions and in determining what is believed to be in the best interests of the Corporation, the board of directors, committees of the board of directors, and individual directors, in addition to


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considering  the effects of any action on the  corporation or its  shareholders, may consider the interests of the employees, customers, suppliers, and creditors of the Corporation and its subsidiaries, the communities in which offices or other establishments of the Corporation and its subsidiaries are located, and all other factors such directors consider pertinent; provided, however, that this Article IV.A. shall be deemed solely to grant discretionary authority to the directors and shall not be deemed to provide any constituency any right to be considered.

        No amendment to these Articles of Incorporation shall amend, alter, change or repeal any of the provisions of this Article VI, unless such amendment, in addition to receiving any shareholder vote or consent required by the laws of the State of Georgia in effect at the time, shall receive the affirmative vote or consent of the holders of eighty percent (80%) of the outstanding shares of each class of stock of the Corporation entitled to vote in elections of directors.

        No director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for any action taken, or any failure to take any action, as a director, except liability: (A) for any appropriation, in violation of his or her duties, of any business opportunity of the Corporation; (B) for acts or omissions which involve intentional misconduct or a knowing violation of law; (C) for the types of liability set forth in
Section 14-2-832 of the Georgia Business Corporation Code; or (D) for any transaction from which the director received an improper personal benefit. If applicable law is amended to authorize corporate action further eliminating or limiting the liability of directors, then the liability of each director of the Corporation shall be eliminated or limited to the fullest extent permitted by applicable law, as amended. Neither the amendment or repeal of this Article, nor the adoption of any provision of these Articles of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any acts or omissions occurring prior to such amendment, repeal or adoption of an inconsistent provision.

        Except as otherwise specifically provided herein or in the Georgia Business Corporation Code, these Articles of Incorporation may be amended, altered, changed or repealed only by the affirmative vote or consent of the holders of at least a majority in interest of the shares of each class of stock of the Corporation entitled to vote in elections of directors. However, these Articles may not be amended so as to impair the rights and obligations set forth in Articles VII, VIII and XIII of the Bylaws, which rights and obligations may only be amended or eliminated as set forth in the Bylaws. Except as provided in the Bylaws and in the Georgia Business Corporation Code, the Board of Directors may adopt and amend the Bylaws.